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                                                                    Exhibit 99.3


                                   NEWS FROM:
                          COOLBRANDS INTERNATIONAL INC.


FOR IMMEDIATE RELEASE: November 30, 2004
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For More Information Contact:
              Michael Serruya, Co-Chairman
              CoolBrands International Inc.
              Email Address: mserruya@coolbrandsinc.com
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              Telephone: (905) 479-8762

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         COOLBRANDS ANNOUNCES FOUR NEW BRAND LICENSES FOR FROZEN SNACKS

CoolBrands International Inc. (TSX: COB.A) announced today that it has entered into four new brand licenses for new frozen snacks CoolBrands intends to distribute in the United States in 2005. The new brands licensed to CoolBrands for the frozen snacks category consist of:

     o CARE BEARS, by agreement with Those Characters From Cleveland, Inc., a subsidiary of American Greetings Corporation

     o JUSTICE LEAGUE, including BATMAN, SUPERMAN and WONDER WOMAN, by agreement with DC Comics, a subsidiary of Warner Bros. Consumer Products, Inc.

     o    NO PUDGE!, by agreement with No Pudge! Foods, LLC

     o    SNAPPLE, by agreement with Snapple Beverage Corp.

CoolBrands will discuss the new products it intends to market under these new license agreements during its conference call to discuss its fourth quarter and full year 2004 results. That conference call is scheduled for Tuesday, November 30 at 11:00 AM




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Eastern time. To join us for the live webcast of the conference call, please visit the following website: http://www.viavid.net/detailpage.aspx?sid=0000209D
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The webcast will be archived at: www.coolbrandsinc.com
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About CoolBrands International:

CoolBrands International is a leader in the consumer products and franchising segments of the frozen dessert industry, marketing a diverse range of frozen dessert products under nationally and internationally recognized brand names. CoolBrands competes in the fast-growing "better-for-you" ice cream category with offerings such as fat free, non-dairy Whole Fruit'TM' Sorbet and Atkins'r' Endulge'TM' controlled carbohydrate super premium ice cream. CoolBrands also competes in the super premium ice cream category with the Dreamery'r' Ice Cream and Godiva'r' Ice Cream brands. In addition, CoolBrands markets a wide variety of "all family" premium ice creams, frozen novelties and frozen desserts under the Eskimo Pie'r', Chipwich'r', Tropicana'r', Welch's'r', Yoplait'r', Betty Crocker'r' and Trix'r' brand names.

CoolBrands' subsidiary, Eskimo Pie Frozen Distribution, operates the second largest "direct store delivery" (DSD) ice cream distribution system in the U.S., serving these CoolBrands products and a growing family of Partner Brands to supermarkets, convenience stores and other retail customers.

CoolBrands' subsidiary, Americana Foods, is a leading U.S. manufacturer and supplier of soft serve mixes, packaged ice cream, frozen yogurt and sorbet products and frozen novelties to well known national retailers, food companies and restaurant chains. Americana Foods also manufactures and sells products for the foodservice channel, which are extensively used to standardize quality and reduce labor costs in on-site food preparation.

CoolBrands' Foodservice Division manufactures and sells premium soft serve ice cream and frozen yogurt to the foodservice industry. CoolBrands also manufactures and sells a full line of quality flavours, chocolate coatings, fudge sauces, powders for chocolate milk, egg nog bases and other ingredients and flexible packaging products for use in private label dairy products in addition to the Company's brands.

CoolBrands also franchises and licenses frozen dessert outlets operated under a Family of




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Brands including Tropicana'r' Smoothies, Juices & More, Swensen's'r' Ice Cream,
I Can't Believe It's Yogurt'r', Yogen Fruz'r', Bresler's'r' Premium Ice Cream, Golden Swirl'r' and Ice Cream Churn'r', with company owned, franchised and non-traditional partnership locations around the world.

You can learn more about CoolBrands International by visiting our website at: www.coolbrandsinc.com
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